UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Commission file number: 1-16169


                    PECO Energy Company Employee Savings Plan
                    Exelon Corporation Employee Savings Plan
                            (Full title of the plan)


                               EXELON CORPORATION
                      10 South Dearborn Street - 37th Floor
                                 P.O. Box 805379
                          Chicago, Illinois 60680-5379
         (Name of the issuer of the securities held pursuant to the plan
               And the address of its principal executive offices)

                                         TABLE OF CONTENTS

                                                                                        Page No.

PECO Energy Company Employee Savings Plan
Independent Auditors' Reports                                                               2
Financial Statements:
     Statements of Net Assets Available for Benefits,
         as of March 31, 2001 and December 31, 2000                                         4
     Statements of Changes in Net Assets Available for
         Benefits for the three months ended March 31, 2001
         and the year ended December 31, 2000                                               5
Notes to Financial Statements                                                               6


Exelon Corporation Employee Savings Plan
Independent Auditors' Report                                                               13
Financial Statements:
     Statements of Net Assets Available for Benefits,
         as of December 31, 2001 and 2000                                                  14
     Statements of Changes in Net Assets Available for
         Benefits for the years ended December 31, 2001 and 2000                           15
Notes to Financial Statements                                                              16
Supplemental Schedules:
     Schedule of Assets Held for Investment Purposes as of
         December 31, 2001,  Schedule H, Part IV, Item 4i, Form 5500                       25
     Schedule of Transactions in Excess of 5% of the Current Value
         of the Plan Assets for the Year Ended December 31, 2001                           28


List of Exhibits                                                                           29

Signatures                                                                                 30

Exhibits                                                                                   31

INDEPENDENT AUDITOR'S REPORT

To the Participants and the Compensation Committee of the PECO Energy Company Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of March 31, 2001, and the related statement of changes in net assets available for benefits for the three months ended March 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of December 31, 2000 were audited by other auditors whose report dated June 29, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2001, and the changes in net assets available for benefits for the three months then ended, in conformity with accounting principles generally accepted in the United States of America.





                                             WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 24, 2002

                          Independent Auditors' Report


To the Participants and the Compensation
Committee of the PECO Energy Company
Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the PECO Energy Company Employee Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.



Hill, Taylor LLC

Chicago, Illinois
June 29, 2001

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                   AS OF MARCH 31, 2001 AND DECEMBER 31, 2000



                                           March 31,              December 31,
                                             2001                    2000
                                        ----------------     ------------------
Assets
  Investments, at fair value                        $ -           $777,865,912
                                        ----------------     ------------------

Net assets available for benefits                   $ -           $777,865,912
                                        ================     ==================
































         The accompanying Notes to Financial Statements are an integral part of the above statements.

                                   PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND THE YEAR ENDED DECEMBER 31, 2000


                                                                 Three Months
                                                                     Ended                    Year Ended
                                                                   March 31,                 December 31,
                                                                     2001                        2000
                                                               ------------------         -------------------
Additions:
     Employee contributions                                          $11,669,746                 $34,369,918
     Employer contributions                                            4,621,521                  10,823,678
                                                               ------------------         -------------------

            Total contributions                                       16,291,267                  45,193,596
                                                               ------------------         -------------------

     Investment income:
        Interest                                                         579,264                   3,143,403
        Dividends                                                      2,187,303                 100,180,002
        Net depreciation in fair
          value of investments                                       (62,953,838)               (127,302,628)
        Interest on loan repayments                                      326,457                   1,141,153
                                                               ------------------         -------------------

            Total Investment losses                                  (59,860,814)                (22,838,070)
                                                               ------------------         -------------------

            Total additions                                          (43,569,547)                 22,355,526
                                                               ------------------         -------------------

Deductions:
     Distributions to participants                                    13,231,211                  57,215,542
                                                               ------------------         -------------------

            Total deductions                                          13,231,211                  57,215,542
                                                               ------------------         -------------------

Net decrease before transfers                                        (56,800,758)                (34,860,016)

Net asset transferred to other plans                                (721,065,154)                          -
                                                               ------------------         -------------------

Net decrease after transfers                                        (777,865,912)                (34,860,016)

Net assets available for benefits:
     Beginning of year                                               777,865,912                 812,725,928
                                                               ------------------         -------------------

     End of year                                                             $ -                $777,865,912
                                                               ==================         ===================


         The accompanying Notes to Financial Statements are an integral part of the above statements.


                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.       Description of the PECO Energy Company Employee Savings Plan:

The following description of the PECO Energy Company Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General - On January 1, 2001, Exelon Corporation became the sponsor of the Plan. Effective March 30, 2001, the Plan was merged with and into the Commonwealth Edison Employee Savings and Investment Plan and the resulting Plan was amended and restated as the Exelon Corporation Employee Savings Plan ("Savings Plans Merger"). For information about the provisions of the Exelon Corporation Employee Savings plan, see the plan agreement of the Exelon Corporation Savings Plan.

The Plan was a trusteed defined contribution plan. The Plan was formed on January 1, 1984 for the purpose of allowing eligible employees of PECO Energy Company and certain of its affiliates ("PECO") to reduce their taxable income pursuant to Section 401(k) of the Internal Revenue Code. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 20, 2000, Exelon Corporation ("Exelon") became the parent corporation of PECO as a result of the completion of the transactions contemplated by an Agreement and Plan of Exchange and Merger, as amended, among PECO, Unicom Corporation, and Exelon.

Effective May 1, 2000, all new employees classified as "regular," "part-time" or "probationary" became eligible to participate in the Plan immediately. Prior to May 1, 2000, all employees classified as "regular," "part-time" or "probationary" became eligible to participate in the Plan upon completion of six months of service.

Contributions - Prior to the Savings Plans Merger, Plan participants elected to have PECO make contributions to the Plan on their behalf. Such contributions were made by authorizing PECO to withhold from the participants' salary an amount equal to the contribution to be made. Participants could elect to authorize PECO to contribute from 1% to 17% of their base salary depending upon their salary level, up to certain IRS limits.

Effective September 1, 2000, PECO's matching contribution increased from 50 cents to one dollar on each dollar of employee contributions up to 5 % of an employee's base salary. Prior to September 1, 2000, PECO made a matching contribution of 50 cents on each dollar of employee contributions up to 5 % of an employee's base salary deposited into the Plan. Under the Plan, employees were always fully vested on employer contributions.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

1.     Description of the PECO Energy Company Employee Savings Plan (Continued):

Contributions (Continued)

Fidelity Investments was the Record Keeper and Trustee for the Plan at the time of the Savings Plans Merger.

Under the Plan, participants could elect that their contributions be invested in one or more of the following generic categories - Growth, Growth and Income, Small Capitalization Growth, Equity Income, Money Market/Stable Value, International, Fixed Income, Balanced Asset Allocation or Company Stock. See
Note 3 - Investments.

Under the Plan, distributions and exchanges could be made on a daily basis provided the market was open and the request was confirmed by the Record Keeper prior to 4:00 p.m. EST.

By giving notice to the Plan Record Keeper and subject to rules established by the Plan Administrator, participants could suspend or change the amount of their contributions and exchange their investments among the investment funds.

Participant Accounts - Each participant's account was credited with the participant's contribution, PECO's contribution and an allocation of the Plan's earning.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant was entitled to a benefit amount equal to the value of the participant's account. This benefit could be paid by various methods based upon certain elections made by the participant pursuant to the provisions of the Plan. For termination of service for other reasons, a participant could receive the value of his or her account as a lump-sum distribution.

Participant Loans - Effective March 30, 2001, when the Plan was merged with and into the Commonwealth Edison Employee Savings and Investment Plan, all outstanding loan balances of the Plan were transferred to the Commonwealth Edison Employee Savings and Investment Plan. The terms of the outstanding loans of the Plan were not altered when transferred to the Commonwealth Edison Employee Savings and Investment Plan.

The Plan allowed participants to obtain loans. Participants could borrow up to 50% of their account balances subject to a minimum of $500 and a maximum of $50,000. Outstanding loans have terms of up to 30 years for the purchase of a primary residence or one to four years for other purposes and bear interest at rates determined by the Plan Administrator based on similar rates charged by regional commercial lenders. Outstanding loans are repayable in equal installments by means of payroll deductions.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

Participant Loans (Continued)

A participant could not have more than one loan outstanding at any time or take more than one loan in a plan year.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The Plan follows the accrual method of accounting for recording contributions from participants and Employers, income from investments, purchases and sales of investments, and administrative expenses.

Valuation of Investments and Income Recognition
Investments in mutual funds and the Managed Income Portfolio II fund were valued at the reported net asset value on the last day of the respective reporting periods. The Fidelity Money market Fund is valued at the cost of contributions made plus earnings less withdrawals. The Exelon Common Stock Fund is valued primarily using the closing stock price of Exelon. The insurance contract is a benefit-responsive guaranteed investment contract and is valued at contract value. Contract value represents the cost of contributions made under the contract plus earnings at the contract rate less withdrawals. Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded when declared payable.

Net Appreciation (Depreciation) in Investments
The Plan  presents  in the  statement  of changes in net  assets  available  for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Distributions
Distributions were recorded when paid.

General and Administrative Expenses:
All administrative fees were paid by PECO on behalf of the Plan.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

2. Summary of Significant Accounting Policies (Continued):

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan provided for various investments options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative
Instruments and Hedging Activities," to establish accounting and reporting standard for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, in fiscal year ended December 31, 2001.

The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan's financial statements is not material.

3. Investments:

At the time of the Savings Plans Merger, the Plan investments consisted of the following types of funds:

Growth - The growth mutual funds invested primarily in common stocks of U.S. and international companies that were considered undervalued or out of favor and whose products showed potential for improvement. Investments could include any type of securities that may produce capital growth. The goal of these funds was to provide capital growth over the long-term.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

3. Investments (Continued):

Growth and Income - The growth and income mutual fund invested primarily in common stocks, focusing on larger, more established companies. Investments were diversified among many different types of companies and industries. The goal of these funds was to provide capital growth and income over the long-term.

Small Capitalization - The small capitalization growth fund invested primarily in stocks of companies which had market capitalization of less than $1 billion at the time of investment. The fund tried to keep at least one-third of its assets in stocks of companies with market capitalization of $550 million or less and also invested up to 25% of its assets in foreign securities. This fund's goal was to provide capital growth over the long-term.

Equity Income - The equity income mutual fund invested primarily in attractively priced, dividend paying, income-producing equity securities; including common and preferred stocks, convertible securities, and debt securities (bonds). The goal of this fund was to invest for capital growth and current income.

Money Market/Stable Value Fund - The money market/stable value fund invested primarily in investment grade, short-term, U.S. dollar-denominated money market securities of domestic and foreign issuers. Investments included short-term corporate obligations, U.S. government obligations, and certificates of deposit. The goal of this fund was to preserve participants' principal, maintain a stable price, and provide current income.

International - The international fund invested primarily in common stocks of companies in developed markets outside the United States. The goal of this fund was to provide capital growth over the long-term by investing internationally.

Fixed Income Fund - This fund was comprised of both contracted rate investments through a managed income portfolio as well as insurance contracts. The contract rate was established at the commencement of the contract and remains fixed (except for certain conditions) at the rate until maturity. The contract rate reflected market and other conditions at the commencement of the contract.

Balanced Fund - The balanced fund invested primarily in a diversified mix of common and preferred stocks, and investment grade bonds. The fund was diversified among many sectors and industries. The goal of this fund was to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

3. Investments (Continued):

Asset Allocation Fund - The asset allocation funds invested primarily in a blend of stocks, bonds, and short-term investments based on a target retirement date. The funds would gradually adopt a more conservative asset allocation over time, and therefore their target asset allocation percentages would change to become more conservative. The goal of these funds was to seek to provide a high total return while preserving principal as the funds approach maturity.

Company Common Stock Fund - This fund invested primarily in Exelon common stock and a small amount of short-term investments which enabled participants to buy or sell without the usual trade settlement period of individual stock transactions. Before Exelon became the parent of PECO, the Company Common Stock category represented primarily PECO's Common Stock.

As of March 31, 2001 and December 31, 2000, respectively, the Plan held the following investments, each of which accounted for more than 5% of the total net assets available for benefits:

                                                March 31,              December 31,
Investments                                        2001                    2000
---------------------------------------------------------------     -------------------
Legg Mason NAV Value Trust Fund             $                -           $ 275,827,615
Fidelity Contrafund                                          -             178,449,811
Fidelity Fund                                                -              52,138,740
Exelon Common Stock Fund                                     -              49,172,716
Franklin Small Capital Growth Fund                           -              39,100,637

During the three months ended March 31, 2001 and the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated by $62,953,838 and $127,302,628, respectively as follows:

                                                      Three Months Ended
                                                        March 31, 2001                  Year 2000
                                                    -----------------------       ----------------------
Mutual Funds                                               $  (59,937,592)              $ (152,392,489)
Common Stock                                                   (3,016,246)                 25,089,861
                                                    -----------------------       ----------------------

     Total                                                 $  (62,953,838)              $ (127,302,628)
                                                    =======================       ======================

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

4. Plan Termination:

Under the Plan, PECO could terminate the Plan in whole or in part at any time. Any such termination, partial termination or discontinuance of contributions could be effected only upon condition that such action was taken as could render it impossible for any parts of the assets of the Plan to be used for, or diverted to, purposes other than the exclusive benefit of the Plan participants and their beneficiaries.

5. Tax Status:

The Internal Revenue Service had determined and informed PECO that the Plan was qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Plan was exempt from federal income tax under Section 501(a) by letter dated April 15, 1995. The Plan had been amended since receiving the original determination letter, however, PECO believes that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Plan Merger:

Effective March 30, 2001, the Plan was merged with and into the Commonwealth Edison Employee Savings and Investment Plan and the resulting Plan was amended and restated as the Exelon Corporation Employee Savings Plan. As a result of this merger, $721,065,154 representing the Plan's net assets as of March 30, 2001 were transferred out as follows:

           Exelon Corporation Employee Savings Plan          $ 720,059,169
           EIS Employee Savings Plan                             1,005,985
                                                           ------------------

                                                             $ 721,065,154
                                                           ==================

INDEPENDENT AUDITOR'S REPORT

To the Exelon Corporation
   Employee Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the EXELON CORPORATON EMPLOYEE SAVINGS PLAN as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EXELON CORPORATION EMPLOYEE SAVINGS PLAN as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                             WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 24, 2002

                                         EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                DECEMBER 31, 2001 AND 2000

                                                                                2001                             2000
                                                                     ----------------------------     ---------------------------
ASSETS

INVESTMENTS, AT CURRENT VALUE:

          Exelon Corporation Common Stock                                       $ 111,985,000.00                $ 102,220,705.00
          Registered Investment Companies                                          1,367,959,036                     887,529,219
          Collective Institutional Investment Trust Funds                            463,610,119                     344,030,149
          Guaranteed Investment Contracts                                            148,311,143                     174,645,495
          Participant Loans                                                           64,150,587                      46,322,514
                                                                     ----------------------------     ---------------------------

                    Total Investments                                              2,156,015,885                   1,554,748,082
                                                                     ----------------------------     ---------------------------

RECEIVABLES:
     Employer Contributions                                                                    -                          49,627
     Employee Contributions                                                                    -                          91,836
     Accrued Dividends and Interest                                                        1,873                           8,561
     Due from Broker for Securities Sold                                                 288,890                               -
     Other Receivables                                                                   130,440                          92,251
                                                                     ----------------------------     ---------------------------
                                                                                         421,203                         242,275
                                                                     ----------------------------     ---------------------------

          TOTAL ASSETS                                                           $ 2,156,437,088                 $ 1,554,990,357
                                                                     ----------------------------     ---------------------------

LIABILITIES

     Due to Broker for Securities Purchased                                                  $ -                       $ 590,195
     Accrued Administrative Expenses and Other
          Liabilities                                                                    540,924                         358,411
                                                                     ----------------------------     ---------------------------

          TOTAL LIABILITIES                                                              540,924                         948,606
                                                                     ----------------------------     ---------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                                $ 2,155,896,164                 $ 1,554,041,751
                                                                     ============================     ===========================



The accompanying Notes to Financial Statements are an integral part of the above statements.

                                         EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                      FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                             2001                         2000
                                                                    -----------------------      ------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
     Dividends on Unicom Corporation
          Common Stock                                                         $ 3,936,916                   $ 2,059,564
     Income from Investment in Group, Mutual and
          Collective Investment Trust Funds                                     46,040,616                    92,133,671
     Income from Participant Loans                                               5,078,979                     3,892,796
                                                                    -----------------------      ------------------------

     Total Investment Income                                                  $ 55,056,511                  $ 98,086,031
                                                                    -----------------------      ------------------------

Net Realized (Loss)Gain on Investments                                         (73,327,970)                   49,484,160

Net Unrealized Depreciation of Investments                                    (147,703,664)                 (128,934,630)
                                                                    -----------------------      ------------------------

NET DEPRECIATION OF INVESTMENTS                                               (221,031,634)                  (79,450,470)
                                                                    -----------------------      ------------------------

CONTRIBUTIONS:
     Participants                                                               96,543,087                    65,007,062
     Employers                                                                  50,582,679                    31,102,322
     Rollovers                                                                   6,522,082                     3,329,015
                                                                    -----------------------      ------------------------

     Total Contributions                                                       153,647,848                    99,438,399
                                                                    -----------------------      ------------------------

              TOTAL ADDITIONS                                                $ (12,327,275)                $ 118,073,960
                                                                    -----------------------      ------------------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

WITHDRAWALS BY PARTICIPANTS                                                  $ 105,341,526                  $ 95,385,363

DIVIDEND DISTRIBUTIONS                                                           3,936,916                     2,059,564

ADMINISTRATIVE EXPENSES                                                          1,032,875                     1,074,990
                                                                    -----------------------      ------------------------

              TOTAL DEDUCTIONS                                               $ 110,311,317                  $ 98,519,917
                                                                    -----------------------      ------------------------

NET (DECREASE) INCREASE BEFORE TRANSFERS                                      (122,638,592)                   19,554,043

ASSETS TRANSFERRED FROM OTHER PLANS                                            724,493,005                             -

ASSETS TRANSFERRED TO OTHER PLANS                                                        -                   (97,706,021)
                                                                    -----------------------      ------------------------

NET INCREASE (DECREASE) AFTER TRANSFERS                                        601,854,413                   (78,151,978)

NET ASSETS AVAILABLE FOR BENEFITS:

              BEGINNING OF YEAR                                              1,554,041,751                 1,632,193,729
                                                                    -----------------------      ------------------------

              END OF YEAR                                                  $ 2,155,896,164               $ 1,554,041,751
                                                                    =======================      ========================



               The accompanying Notes to Financial Statements are an integral part of the above statements.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


 (1) Description of Plan. The following description of the Exelon Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

              a. General. The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with Employer contributions. On March 30, 2001 the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the "Code").

              The Plan provides that any regular employee of Exelon Corporation (the "Corporation") and any other affiliated company that adopts the Plan with the consent of the Corporation, is eligible to elect to participate in the Plan. There were 24,532 and 17,075 participants in the Plan at December 31, 2001 and 2000, respectively.

              The Corporation is the administrator of the Plan and has the sole authority to appoint and remove members of the Plan Committee, the Trustee, and any investment manager which may be provided for under the Trust. The Plan Committee has the responsibility for day-to-day administration of the Plan. Fidelity Management Trust Company is the Plan Trustee and Fidelity Investments Institutional Operations Company, Inc. is the Plan recordkeeper.

              b. Contributions. The Plan permits management employees to contribute between 1% and 20% of their normal base pay each pay period on a pre-tax basis, an after-tax basis or a combination of the two. For Exelon subsidiaries that have adopted the Plan on behalf of their management employees, the company matches contributions at a rate of 100% of the first 5% of contributions (whether pre-tax or after-tax).

              The Plan permits union-represented employees to contribute between 1% and 15% of the sum of their normal base pay plus certain overtime on a pre-tax basis and between 1% and 10% on an after-tax basis. Although the Plan permits contributions of up to 15% of base pay on a pre-tax basis and up to 10% of base pay on an after-tax basis, the combined maximum employee contributions may not exceed 20%. For Exelon subsidiaries that have adopted the Plan on behalf of their union employees, the company matches contributions at a rate of 100% of the first 2% contributed, 84% of the following 1% contributed, 83% of the following 2% contributed, and 25% of the following 1% contributed.

              c. Investment Options. The Plan investments are fully participant directed. The investment options provided under the Plan are described as follows:

              The Exelon Corporation Stock Fund seeks to increase the value of each account over the long term by investing in Exelon Corporation Stock. The Fund invests in Exelon stock as well as short-term investments. The amount of the short-term investments is based upon a target established by the plan sponsor, but the actual amount of short term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemptions, exchanges, and withdrawals).

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


              The Diversified Fund is invested in the Multi-Asset Portfolio Fund of the Brinson Trust Company, which invests primarily in corporate equity securities and corporate and U. S. government debt securities. Investments by the Multi-Asset Portfolio, a collective investment fund, may also be made in other appropriate investments, including, but not limited to, real estate, foreign securities, venture capital opportunities and emerging markets.

              The Managed Income Fund is invested primarily in one or more investment contracts issued by either one or more insurance carriers, banks or trust companies. The investment contracts will stipulate rates of return to be credited to funds invested in the contracts for specified periods of time. Some synthetic contracts ("wrappers") provide that the fund may invest in fixed income securities and bond funds including, but not limited to, U.S. Treasury bonds; investment grade corporate bonds; agency-, mortgage-, and asset-backed securities; and U.S. obligations of domestic and foreign corporations and banks. The actual rate of return of the fund will depend on the weighted average return of all the contracts in which such amounts are invested, and is determined by the level of contributions to, and withdrawals from, the fund.

              The Fidelity U.S. Equity Index Commingled Pool is invested primarily to perform as closely as possible to the Standard and Poor's 500 Stock Price Index. This pooled investment is managed by Fidelity Management Trust Company.

              The Fidelity Magellan Fund is a mutual fund invested primarily in a diversified portfolio of common and preferred stocks of all types of domestic and foreign companies.

              The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and less well-known companies in emerging areas of the economy.

              The Fidelity Low-Priced Stock Fund is a growth mutual fund. It seeks capital appreciation; invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, "low-priced" is considered $25 or less at time of purchase. These often are stocks of smaller, less well-known companies. This fund has a redemption fee of 1.5% on shares held less than 90 days.

              The Fidelity Dividend Growth Fund is a growth mutual fund which seeks capital growth. This fund looks for growth opportunities in companies that have the potential for increasing their dividends or for commencing dividend payouts, if none are currently paid. This fund invests mainly in common and preferred stocks and securities convertible into common stocks.

              The Fidelity Freedom Funds are asset allocation funds designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. Each Freedom Fund invests in a combination of underlying Fidelity stock, bond, and money market mutual funds. The allocation strategy among the underlying stock, bond, and money market mutual funds contained in each Freedom Fund with a target retirement date is based on the number of years until your anticipated retirement.

               For the funds with a target retirement date, the mix of underlying funds will gradually become more conservative over time. Strategic Advisers Inc. manages the Fidelity Freedom Funds.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


              The Fidelity Freedom Income Fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement. It invests approximately 20% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds, and approximately 40% in Fidelity money market mutual funds.

              The Fidelity  Freedom 2000 Fund seeks high total returns for those planning to retire in approximately 1-10 years. It initially invests approximately 27% in Fidelity stock mutual funds, approximately 42% in Fidelity bond mutual funds, and approximately 31% in Fidelity money market mutual funds.

              The Fidelity Freedom 2010 Fund seeks high total returns for those planning to retire in approximately 10 years. It initially invests approximately 47% in Fidelity stock mutual funds, approximately 44% in Fidelity bond mutual funds, and approximately 9% in Fidelity money market mutual funds.

              The Fidelity Freedom 2020 Fund seeks high total returns for those planning to retire in approximately 20 years. It initially invests approximately 71% in Fidelity stock mutual funds and approximately 29% in Fidelity bond mutual funds.

              The Fidelity Freedom 2030 Fund seeks high total returns for those planning to retire in approximately 30 years. It initially invests approximately 83% in Fidelity stock mutual funds and approximately 17% in Fidelity bond mutual funds.

              The Fidelity Freedom 2040 Fund seeks high total returns for those planning to retire in approximately 40 years. It initially invests approximately 90% in Fidelity stock mutual funds and approximately 10% in Fidelity bond mutual funds.

              The Morgan Stanley Dean Witter Institutional Fund, Inc.- International Equity Portfolio (Class A) is a growth-oriented mutual fund that invests in stocks of companies domiciled outside the U.S. It tries to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the United States. The fund is managed by Morgan Stanley Dean Witter Investment Management Inc.

              The Franklin Small-Mid Cap Growth Fund - Class A is a growth mutual fund that invests at least 80% of its total of its total assets in the equity securities of U.S. small capitalization companies and in the equity securities of U.S. mid capitalization companies. For this Fund, mid-cap companies are those companies with market capitalization values not exceeding $8.5 billion and small cap companies are those with market cap values not exceeding: 1) $1.5 billion: or 2) the highest market cap value in the Russell 2000 Index: whichever is greater, at the time of purchase.

              The Legg Mason Value Trust Institutional Shares is a large-cap equity mutual fund which uses the value approach to investing. This Fund invests in stocks that the advisor believes are undervalued, and therefore offer above-average potential for capital appreciation.

              The Fidelity Retirement Money Market Portfolio Fund is a money market mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity. This fund invests in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


              The White Oak Growth Stock Portfolio is a growth mutual fund with the goal to increase the value of investments over the long term through capital growth. This Fund invests primarily in large sized companies with market capitalizations greater than $5 billion. The Fund may also invest in securities of smaller companies if it believes that such securities of smaller companies offer comparable investment opportunities.

              The PIMCO  Total  Return Fund  (Institutional  Class) is an income mutual fund with the goal to provide a high total return that exceeds general bond market indices. The Fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the Fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of 5 to 12 years), investments may also include short- and long-maturity bonds.

              The T.Rowe Price Capital Appreciation Fund is a growth mutual fund that seeks to maximize long-term capital appreciation by investing primarily in equities. The Fund invests primarily in common stocks and the fund may hold fixed income and other securities to help preserve principal value in uncertain declining markets. The Fund invests primarily in the common stocks of established U.S. companies believed to have above-average potential for capital growth.

              The T.Rowe Price High Yield Fund is an income mutual fund with the goal to provide high current income and, secondarily, capital appreciation. The Fund normally invests in at least 80% of its total assets in a diversified portfolio of high-yield corporate, or "junk" bonds, income producing convertible securities, and preferred stocks. The dollar-weighted average maturity generally is expected to be in the 8 to 12 year range.

              The Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. The Fund invests primarily in common stocks of domestic and foreign issuers. The Fund invests in securities of companies whose value the manager believes is not fully recognized by the public.

              d. Discontinued Funds. The following funds were discontinued as of March 30, 2001: Stated Return Fund, MAS High Yield Portfolio Fund (Advisor Class), Fidelity Intermediate Bond Fund, PIMCO Total Return Fund (Administrative Class), Fidelity Puritan Fund, Fidelity Fund, and Fidelity Asset Manager Fund. The assets were transferred to the various funds described above.

              e. Participant Loans. A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year (with a maximum of five loans outstanding at any time) and the loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant's vested balance in the Plan or, (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For a general purpose loan, the maximum period is five years. For a home loan the maximum term is fifteen years, and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable.

               f. Vesting of Participants' Accounts. A participant's After-Tax Contributions Account, Before-Tax Contributions Account, Employer Matching Contributions Account, and Rollover Account are fully vested at all times.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


              g. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant's After-Tax Contributions Account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan. A participant may also withdraw up to an amount equal to the balance in his Rollover Account.

              A participant may make withdrawals from the participant's Before-Tax Contributions, but only if the participant has attained age 59-1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations thereunder. Financial hardship withdrawals from a Before-Tax Contributions Account suspend the participant's right to make contributions to the Plan for six months.

              While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such Account less the balance of all outstanding loans.

              h. Distributions upon Termination of Employment. Upon termination of employment, retirement, total disability or death of a participant, distribution of the balances of the participant's After-Tax Contributions Account, Before-Tax Contributions Account, Rollover Account and the vested portion of the Employer Matching Contributions Account is made to the participant or, in the event of the participant's death, to the participant's designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary, as the case may be. A participant may elect to defer distributions until age 70-1/2. If the value of a participant's account is greater than $5,000 the participant can leave their account in the plan. Distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1/2, unless eligible rollover distributions are rolled over to another qualified plan or an IRA. A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA.

               i. Administrative Expenses. Administrative Expenses for recordkeeping services as well as trustee services, which include custodial, administrative and fiduciary services, and professional fees, are paid out of the Plan assets.

(2) Summary of Significant Accounting Policies. The significant accounting policies followed by the Plan are as follows:

               a. General. The Plan follows the accrual method of accounting for
recording   contributions   from   participants   and  Employers,   income  from
investments, purchases and sales of investments, and administrative expenses.

               b. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


              c. Investment Valuation and Income Recognition. Guaranteed investment contracts are fully benefit responsive and are reported at contract value, which is cost plus accrued interest; for synthetic investment contracts, contract value is equal to the fair value of the collateral plus the benefit responsive wrap value.

              Investments in Exelon Corporation Common Stock are valued at the closing sales price as reported on New York Stock Exchange.

              Short-term investments held by various institutional funds of the Brinson Trust are stated at cost which approximates current value. Investments in certain of the various funds that make up the Brinson Multi-Asset Portfolio are valued at the latest reported sale price on the valuation date used for securities traded on United States and foreign stock exchanges. Investments valued in foreign currencies are converted into U.S. dollars based on quoted foreign exchange rates on that date and are valued at the latest quoted bid price or at estimated current value as determined by the fund trustee.

              Investments of registered securities are valued at the last sale price, or if no sale price, at the closing bid price. Securities for which exchange quotations are not readily available (and in certain cases debt securities which trade on an exchange) are valued primarily using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.

               d. Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, in the fiscal year ended December 31, 2001.

              The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan's financial statement is not material.

(3) Net Appreciation/Depreciation of Investments.

              a. Net Unrealized Appreciation or Depreciation in Current Value of Investments. The net unrealized appreciation or depreciation in the current value of investments is the difference in the current value of investments at the end of the year and the current value of investments at the beginning of the year less the cost of investments which were acquired during the year plus the current value at the beginning of the year (or the cost if acquired during the year) of assets sold during the year.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


              b. Realized Gain or Loss on Investments. For investments held at the beginning of the year and sold during the year, the difference between the proceeds received and the current value at the beginning of the year is the net realized gain or loss on the sale. For investments purchased during the year and sold during the year, the difference between the proceeds received and the cost at the date of purchase is the net realized gain or loss on the sale.

               c. Net Appreciation/Depreciation in 2001 and 2000. During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/depreciated in value as follows:

                                                     2001                       2000
                                            -----------------------    -----------------------
Exelon/Unicom Corporation Common Stock         $(149,279,285)             $  49,733,980
Registered Investment Companies                 (150,433,690)              (121,659,394)
Collective Funds                                 (21,318,659)                (7,525,056)
                                                 ------------               -----------

                                               $ (221,031,634)             $ (79,450,470)
                                            =======================    =======================

(4) Investments. The current values of the Plan's investments at December 31, 2001 and 2000, which represent 5% or more of the Plan's net assets, are summarized as follows:

                                                                               2001                       2000
                                                                      -----------------------    -----------------------
Managed Income Fund                                                       $278,685,762               $ 180,703,147
Brinson Trust Company Collective Investment
     Trusts, Multi-Asset Portfolio Fund                                    167,140,136                159,777,555
Exelon Corporation Common Stock                                            112,994,136                104,082,257
Fidelity Magellan Fund                                                     193,440,584                224,938,176
Fidelity Growth Company Fund                                               243,554,370                355,738,362
Fidelity U.S. Equity Index Commingled Pool Fund                            165,086,228                176,333,390
Fidelity Dividend Growth Fund                                              141,508,736                     -
Legg Mason Value Trust Institutional Shares                                249,075,664                     -
Fidelity Contra Fund                                                       148,202,380                     -


(5) Investment Contracts. In 2001 and prior years, the Plan entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

              There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield for all such contracts were approximately 5.9 percent and 5.9

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


percent for 2001 and 2000, respectively. The crediting interest rate generally cannot be less than the contract rate.

(6) Investments in Derivative Financial Instruments. The Multi-Asset Portfolio Fund and some of the other Brinson Trust funds in which it invests participate in various equity index futures contracts and foreign currency contracts. The assets of this fund are invested as follows: cash and cash equivalent 0.1%, 59.3% equities, 22% bonds, 9.5% real estate, 2.7% derivatives, and 6.4% venture capital. A futures contract, is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. Risks of entering into futures contracts include the possibility that there may be an illiquid market and that changes in the value of the contracts may not correlate with changes in the value of the underlying securities. Open futures contracts are valued at the settlement price established each day on the exchange on which they are traded. These contracts are marked to market daily with the resulting gain or loss included in the net realized gain or loss from futures contracts.

              A forward exchange contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The contracts are valued at foreign exchange rates, and the changes in value of open contracts are recognized as unrealized appreciation/depreciation. The realized gain or loss on forward currency contracts represents the difference between the value of the original contracts and the closing value of such contracts.

              Similarly, some or all of the Fidelity funds and the Morgan Stanley Dean Witter International Equity Portfolio may use (1) foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure and (2) futures and options contracts to manage its exposure to the stock and bond markets and to fluctuations in the interest rates and currency values. Such funds also may invest in indexed securities whose values are linked either directly or inversely to changes in foreign currencies, interest rates, commodities, indices, or other underlying instruments.

(7) Income Tax Status. The Internal Revenue Service ("IRS") has issued a determination letter that the Plan, as amended and restated January 1, 1995, is a qualified defined contribution plan under Section 401(a) of the Code and qualifies as an employee stock ownership plan, that the cash or deferred arrangement is qualified under Section 401(k) of the Code, and that the Trust, as in effect as of the amendments of January 1, 1995, is a qualified trust exempt from federal income tax under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan's tax counsel believes that the Plan continues to be in compliance with the applicable requirements of the Code for qualified status.

(8) Plan Amendments. Effective April 1, 2000 the plan was amended to 1) incorporate a special matching contribution rate for employees of Unicom Mechanical Services, Inc. or any or its subsidiaries which have adopted the Plan
2) exclude from eligibility for matching contributions certain "part-time regular employees" who were members of IBEW Local 15.

(9) Plan Termination. The Plan may be amended, modified or terminated by the Company at any time, subject to certain rights of participants under the Plan. The Plan may also be terminated if the Plan is disqualified by the IRS. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

(10) Plan Mergers. Effective March 30, 2001, the net assets of the following plans were merged with and into the Plan:

PECO Energy Company Employee Savings Plan                                                  $ 720,059,169
Bumler Heating and Specialties, Inc. 401(K) Profit Sharing
     And Savings Plan                                                                          1,426,975
Midwest Mechanical 401(k) Profit Sharing and Savings Plan                                      2,784,099
V.A. Smith Company 401(k) Profit Sharing and Savings Plan                                        222,762
                                                                                         ---------------------

                                                                                           $ 724,493,005
                                                                                         =====================

In 2000, the following  assets in the Plan related to employees of the following
Commonwealth Edison Company units were transferred out of the Plan as follows:

ComEd Fossil Generation Unit                                                                $ 93,422,624
Cotter Corporation                                                                             4,283,397
                                                                                         ---------------------

                                                                                            $ 97,706,021
                                                                                         =====================

                                              EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       AS OF DECEMBER 31, 2001

                                               Schedule H, Part IV, Item 4i, Form 5500

        No of Shares or                                                                                                 Current
          No. of Units                               Description                                     Cost                Value
  ---------------------------------------------------------------------------------------------------------------------------------

                                                            COMMON STOCKS

*    6,176,051 shares    Exelon Corporation Common Stock                                         $ 110,087,682       $ 111,985,000
                                                                                               ------------------------------------

                                                          COLLECTIVE FUNDS

*      149,102 units     Brinson Trust Company Collective Investment
                              Trusts, Multi-Asset Portfolio Fund                                 $ 104,532,188       $ 167,140,135
*    4,891,444 units     Fidelity U.S. Equity Index Commingled Pool                                130,777,057         165,086,227
*  131,383,755 units     Fidelity Institutional Cash Portfolio                                     131,383,757         131,383,757
                                                                                               ------------------------------------
                                                                                                 $ 366,693,002       $ 463,610,119
                                                                                               ------------------------------------

                                                   REGISTERED INVESTMENT COMPANIES

*    1,856,079 shares    Fidelity Magellan Fund                                                  $ 193,791,905       $ 193,440,582
*    3,465,101 shares    Fidelity Contrafund                                                       147,988,055         148,202,381
*    4,576,369 shares    Fidelity Growth Company Fund                                              278,015,421         243,554,371
*    1,753,604 shares    Fidelity Low-Priced Stock Fund                                             43,479,269          48,083,836
*    4,995,013 shares    Fidelity Dividend Growth Fund                                             139,387,969         141,508,735
*      343,568 shares    Fidelity Freedom Income Fund                                                3,776,523           3,755,199
*      605,869 shares    Fidelity Freedom 2000 Fund                                                  7,189,968           6,979,616
*    2,170,753 shares    Fidelity Freedom 2010 Fund                                                 28,637,434          27,373,193
*    2,292,419 shares    Fidelity Freedom 2020 Fund                                                 30,887,401          28,838,632
*    1,218,249 shares    Fidelity Freedom 2030 Fund                                                 17,247,312          15,301,207
*   43,511,294 shares    Fidelity Retirement Money Market                                           43,511,294          43,511,294
*       68,599 shares    Fidelity Freedom 2040 Fund                                                    521,573             506,946
*    6,142,701 shares    PIMCO Total Return Fund (Administrative Class)                             64,947,744          64,252,652
*    3,992,229 shares    TRP Capital Appreciation Fund                                              57,917,581          58,446,233
*      431,420 shares    TRP High Yield Fund                                                         2,986,093           2,877,569
*    2,545,727 shares    Morgan Stanley International Equity Portfolio A                            45,836,822          39,687,881
*      977,733 shares    Franklin Small MidCap Growth A                                             29,222,112          30,475,941
*    4,705,756 shares    LM Value Trust Inst.                                                      265,003,985         249,075,665
*      574,586 shares    White Oak Growth Stock                                                     23,841,009          22,087,103
                                                                                               ------------------------------------
                                                                                               $ 1,424,189,470     $ 1,367,959,036
                                                                                               ------------------------------------

                                                   GUARANTEED INVESTMENT CONTRACTS

                         CDC Capital
                              Guaranteed Investment Contract
     2,507,877 units     5.62% , Matures 12-10-2003                                                  2,507,877           2,507,877

                         AIG Financial Products
                            Synthetic Investment Contract (Asset Backed)
     1,354,901 units     Green Tree Mfd. Housing 1998-3 A5, 6.24%, Matures 03-01-2005                1,354,901           1,354,901


                       Chase Manhattan
                            Synthetic Investment Contracts (Asset Backed)
     2,576,309 units         Americredit 1999-A A4 5.37%, Matures 02-05-2004                         2,576,309           2,576,309
     3,020,720 units     Dayton Hudson Master Trust 1998-1 A, 5.58%, Matures 07-25-2003              3,020,720           3,020,720






                                                                 25

                                              EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       AS OF DECEMBER 31, 2001

                                               Schedule H, Part IV, Item 4i, Form 5500

        No of Shares or                                                                                                 Current
          No. of Units                               Description                                     Cost                Value
  ---------------------------------------------------------------------------------------------------------------------------------

     2,308,526 units     FannieMae GLBL, 4.75%, Matures 03-15-2004                                   2,308,526           2,308,526
     2,519,765 units         General Electric MTN 6.29%,  Matures 11-18-2002                         2,519,765           2,519,765
     3,686,194 units         National Westminster BC 7.01%, Matures 11-17-2003                       3,686,194           3,686,194

                        Deutsche Bank
                            Synthetic Investment Contracts (Asset Backed)
     2,927,843 units          FHLMC 1626-PH  7.13%,  Matures 11-15-2002                              2,927,843           2,927,843
       937,248 units          FHR 1522 HB  5.86%,  Matures 03-15-2004                                  937,248             937,248
     1,618,943 units          GMAC CARAT 99-1 (A3), 5.00%, Matures 08-15-2002                        1,618,943           1,618,943

                         Monumental Life Insurance Company
                            Synthetic Investment Contracts (Asset Backed)
       706,071 units          Chase Manhattan Auto Tr. 1998-B A4, 5.66%, Matures 10-15-2002            706,071             706,071
     3,004,384 units      First USA Credit Card 1998-9 A, 5.34%, Matures 01-19-2004                  3,004,384           3,004,384
       382,490 units          FN93 1992-E .90%,  Matures 11-25-2002                                    382,490             382,490
       823,635 units          FN93 1993-210 5.74%,  Matures 11-25-2002                                 823,635             823,635
       786,457 units      PHMS 1993-48 A3 6.32%, Matures 09-25-2003                                    786,457             786,457
       438,766 units     Sears Credit Account Master Trust 1996-1 A, 6.28%, Matures 03-15-2002         438,766             438,766

                       Morgan Guaranty
                            Synthetic Investment Contracts (Asset Backed)
     3,524,509 units      CIT Marine 99-A A3, 5.73%, Matures 04-17-2006                              3,524,509           3,524,509
     1,928,081 units      FH 1388 H 6.41%, Matures 03-15-2005                                        1,928,081           1,928,081
     3,033,428 units      FH 1601 PH 5.58%, Matures 10-17-2005                                       3,033,428           3,033,428
     1,645,195 units      FH 1712-PG 6.48%, Matures 09-16-2002                                       1,645,195           1,645,195
     3,506,543 units      FHR 1587 L 6.68%, Matures 07-15-2004                                       3,506,543           3,506,543
     3,502,473 units     JC Penney Master Trust E A, 5.65%, Matures 11-17-2003                       3,502,473           3,502,473

                         Rabo Bank
                            Synthetic Investment Contracts (Asset Backed)
     3,037,941 units     FH 1798 A 5.67%, Matures 11-15-2006                                         3,037,941           3,037,941

                      State Street Bank
                            Synthetic Investment Contracts (Asset Backed)
     1,002,610 units     American Express Master Trust 1998-1 A, 5.97%, Matures 05-15-2003           1,002,610           1,002,610
     1,125,285 units     FHR 1661 PG 5.71%, Matures 04-15-2003                                       1,125,285           1,125,285
     2,728,005 units     NEWCOURT 1998-2 (A4), 5.49%, Matures 02-18-2003                             2,728,005           2,728,005
     1,814,133 units     Premier Auto Trust 1998-4, 5.85%, Matures 07-08-2002                        1,814,133           1,814,133

                         UBS AG
                            Synthetic Investment Contracts (Asset Backed)
     2,006,113 units     Arcadia Auto Trust 1998-A A5, 6.10%, Matures 12-15-2003                     2,006,113           2,006,113
     3,032,628 units         FEDHMLN , 5.01%, Matures 03-17-2003                                     3,032,628           3,032,628
     3,056,973 units         FEDHMLN , 4.29%, Matures 03-17-2003                                     3,056,973           3,056,973
     3,541,906 units         FEDHMLN , 4.91%, Matures 03-17-2003                                     3,541,906           3,541,906
     4,088,710 units         MBNA 97-1 (A), 5.84%, Matures 08-16-2004                                4,088,710           4,088,710

                         Westdeutsche Landesbank
                            Synthetic Investment Contract (Asset Backed)
     4,005,695 units          American Express 99-1 A, 5.71%, Matures 04-15-2004                     4,005,695           4,005,695
     3,408,303 units          MSC 1999-CAM1 A2 6.92%, Matures 11-17-2008                             3,408,303           3,408,303


                         CDC Capital
    17,179,074 units        Synthetic Investment Contracts (Global Wrap) 7.56%                      17,179,074          17,179,074




                                                                 26


                                              EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       AS OF DECEMBER 31, 2001

                                               Schedule H, Part IV, Item 4i, Form 5500

        No of Shares or                                                                                                 Current
          No. of Units                               Description                                     Cost                Value
  ---------------------------------------------------------------------------------------------------------------------------------

                         Chase Manhattan
    17,181,717 units        Synthetic Investment Contracts (Global Wrap) 7.55%                      17,181,717          17,181,717

                         Monumental Life Insurance
    17,180,862 units        Synthetic Investment Contracts (Global Wrap) 7.56%                      17,180,862          17,180,862

                         Westdeutsche Landesbank
    17,180,830 units        Synthetic Investment Contract (Global Wrap) 7.56%                       17,180,830          17,180,830
                                                                                               ------------------------------------
                                                                                                 $ 148,311,143       $ 148,311,143
                                                                                               ------------------------------------

                                                                LOANS

                         Participant Loans ( 8.50% - 10.50%)                                               $ -        $ 64,150,587
                                                                                               ------------------------------------

                         Total Investments                                                     $ 2,049,281,297     $ 2,156,015,885
                                                                                               ====================================

* A party-in-interest to the Plan.


                                       EXELON CORPORATION EMPLOYEE SAVINGS PLAN



                                       SCHEDULE OF TRANSACTIONS IN EXCESS OF 5%
                                         OF THE CURRENT VALUE OF PLAN ASSETS
                                         FOR THE YEAR ENDED DECEMBER 31, 2001

                          Purchases                                              Sales
            --------------------------------------    --------------------------------------------------------------
Description              Purchase     Current                    Cost of    Selling   Current        Net
 of Asset      Number      Price        Value            Number   Security    Price     Value    Gains (Losses)
--------------------------------------------------    --------------------------------------------------------------
                                           ** NO REPORTABLE TRANSACTIONS **


                                List of Exhibits




Exhibit No.     Description

                PECO Energy Company Employee Savings Plan
23.1            Consent of Independent Public Accountants
23.2            Consent of Independent Accountants


                Exelon Corporation Employee Savings Plan
23.3            Consent of Independent Public Accountants

                                   Signatures




              Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 27, 2002              PECO Energy Employee Savings Plan
                                 Exelon Corporation Employee Savings Plan


                                 /s/ Ruth Ann M. Gillis
                                 ------------------------------
                                 Ruth Ann M. Gillis
                                 Chairman, Plan Committee